                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        CONSUMER PORTFOLIO SERVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   210502 100
    -------------------------------------------------------------------------
                                 (CUSIP Number)

    Arthur E. Levine                           with a copy to:
    President                                  James W. Loss, Esq.
    Levine Leichtman Capital Partners, Inc.    Riordan & McKinzie
    335 North Maple Drive, Suite 240           695 Town Center Drive, Suite 1500
    Beverly Hills, California  90025           Costa Mesa, California  92626
    (310) 275-5335                             (714) 433-2626
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 May 26, 1999
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13-d1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   2  of  15  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Levine Leichtman Capital Partners II, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   3  of  15  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LLCP California Equity Partners II, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   4  of  15  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Levine Leichtman Capital Partners, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   5  of  15  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Arthur E. Levine
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   6  of  15  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Lauren B. Leichtman
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

          This Amendment No. 2 (this "Amendment") amends and supplements the
     Schedule 13D filed on November 25, 1998 (the "Original Schedule 13D") by the Reporting Persons as previously amended on April 21, 1999 by Amendment No. 1 ("Amendment No. 1"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D and Amendment No. 1.

ITEM 1.  SECURITY AND ISSUER.

         (a)      Name of Issuer:

                  Consumer Portfolio Services, Inc., a California corporation (the "Issuer").

         (b)      Address of Principal Executive Offices of the Issuer:

                  16355 Laguna Canyon Road, Irvine, CA 92618.

         (c)      Title of Class of Equity Securities:

                  Common Stock, no par value per share ("Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

          This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as
     EXHIBIT 1 to the Original Schedule 13D, among and on behalf of Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons").

     (a) Partnership.

          The Partnership is a limited partnership formed under the laws of the State of California. The address of the principal business or principal office of the Partnership is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

          (b) General Partner.

          The General Partner is the sole general partner of the Partnership. The address of the principal business or principal office of the General Partner is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

          (c) Capital Corp.

          Capital Corp. is the sole general partner of the General Partner. The address of the principal business or principal office of Capital Corp. is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

         (d)      Mr. Levine.

         Mr. Levine is a director, the President and a shareholder of Capital Corp. The business address of Mr. Levine is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors, executive officers and shareholders of Capital Corp.

         (e)      Ms. Leichtman.

         Lauren B. Leichtman is a director, the Chief Executive Officer, Treasurer and Secretary and a shareholder of Capital Corp. The business address of Ms. Leichtman is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer, Treasurer and Secretary of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors, executive officers and shareholders of Capital Corp.

          During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of Amendment No. 1 is amended to add the following:

          On May 26, 1999, the Partnership partially exercised the April 1999 Warrant, and thereby purchased 1,334,000 shares of Common
     Stock for an aggregate purchase price of $13,340.

          The source of funds for the payment of the exercise price for the shares purchased under the April 1999 Warrant was capital contributions made by the partners of the Partnership.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of Amendment No. 1 is amended to add the following:

          The Partnership exercised the April 1999 Warrant for investment purposes and to obtain the voting rights associated with ownership of shares of Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AND PERCENT OF
          CLASS:

          Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 4,450,000 shares of Common Stock (of which 1,000 are issuable upon exercise of a warrant), which constitutes
     22.1% of such class (which percentage is based upon a total of 18,773,501 shares of Common Stock outstanding, 15,658,501 of which were outstanding as of March 31, 1999, according to the Issuer's Quarterly Report on Form 10-Q, 3,115,000 of which were issued upon exercise of the Amended Primary Warrant on April 15, 1999, 1,334,000 of which were issued upon exercise of the April 1999 Warrant and 1,000 of which represent additional shares issuable upon exercise of a warrant.)

     (b) VOTING AND DISPOSITIVE POWER:

          The Partnership may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,450,000 shares of Common Stock.

          By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,450,000 shares of Common Stock.

          By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,450,000 shares of Common Stock.

          By virtue of being the sole directors, executive officers and shareholders of Capital Corp., each of Levine and Leichtman may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,450,000 shares of Common Stock.

     (c) TRANSACTIONS.

          Item 5(c) of Amendment No. 1 is amended to add the following:

          As previously described, on May 26, 1999 in Orange County, California, the Partnership partially exercised the April 1999 Warrant and tendered payment of the exercise price.

     (d)  INTERESTS OF OTHER PERSONS:

               Not Applicable.

     (e)  DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE
          BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF CLASS:

               Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 6 of Amendment No. 1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999          LEVINE LEICHTMAN CAPITAL PARTNERS II,
                               L.P., a California limited partnership

                               By:  LLCP California Equity Partners, L.P.,
                                    its General Partner

                                    By:  Levine Leichtman Capital Partners,
                                         Inc., a California corporation,
                                         its General Partner

                                         By: /s/ Arthur E. Levine
                                            ----------------------------
                                                   Arthur E. Levine
                                                   Title:  President

                               LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                               By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                     By: /s/ Arthur E. Levine
                                        ----------------------------
                                             Arthur E. Levine
                                             Title:  President

                               LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                               By: /s/ Arthur E. Levine
                                  ---------------------------------
                                        Arthur E. Levine
                                        Title:  President

                                        /s/ Arthur E. Levine
                                  ---------------------------------
                                        ARTHUR E. LEVINE

                                        /s/ Lauren B. Leichtman
                                  ---------------------------------
                                         LAUREN B. LEICHTMAN